SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
BROWN-FORMAN CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
115637-10-0
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	115637-10-0

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) W.L. Lyons Brown, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,009,985

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,756,137

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,009,985

WITH:	8	SHARED DISPOSITIVE POWER

		4,756,137

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,766,122

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signature

Item 1.
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210
Item 2.
a)	Name: W.L. Lyons Brown, Jr.

b)	Principal Business address: 320 Whittington Pkwy., Ste. 206
Louisville, Kentucky 40222

c)	United States of America

d)	Brown-Forman Corporation Class A Common Stock

e)	0115637-10-0
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a)      ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b)      ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)      ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d)      ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e)      ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
     (f)      ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
     (g)      ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
     (h)      ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i)      ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
     (j)      ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
     The number of shares beneficially owned by the undersigned as of December 31, 2007, is as follows:

		Aggregate
		Number
(a)	Beneficially Owned	5,766,122
(b)	Percent of Class	10.2%
(c)	Sole Voting Power	1,009,985
	Shared Voting Power	4,756,137
	Sole Disposition Power	1,009,985
	Shared Disposition Power	4,756,157
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     S. Brown has the right to receive dividends and the proceeds of sale from certain shares for which the undersigned has either sole or shared voting and dispositional control, which interest relates to more than 5% of the Class A Common Stock.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
     N/A
Item 8. Identification and Classification of Members of the Group.
     N/A
Item 9. Notice of Dissolution of Group.
     N/A
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 5, 2008

/s/ W.L. Lyons Brown, Jr.
W.L. Lyons Brown, Jr.